SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)

                             Dover Motorsports, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                     2601747
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                                 (CUSIP Number)

                                  Peter Kenner
                            c/o Tivoli Partners, L.P.
                               42 East 81st Street
                            New York, New York 10028
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174107
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tivoli Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER

     845,337

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     845,337

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     845,337

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.16%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 260174107
          ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peter Kenner, L.L.C

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER

     845,337

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER

     845,337

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     845,337

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.16%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 260174107
          ---------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peter Kenner

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC, AF, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     163,610

8.   SHARED VOTING POWER

     1,008,947

9.   SOLE DISPOSITIVE POWER

     163,610

10.  SHARED DISPOSITIVE POWER

     1,008,947

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,947

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.16%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 260174107
          ---------

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Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is:

     Common Stock, $.10 par value, in Dover Motorsports, Inc. (the "Issuer").

The name and address of the principal executive and business office of the Issuer is:

Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

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Item 2. Identity and Background.

     (a-c) This statement is being filed on behalf of Tivoli Partners, L.P., a Delaware limited partnership ("Tivoli"), Peter Kenner, L.L.C., a New York limited liability company ("PKLLC") and Peter Kenner, the sole owner of PKLLC. PKLLC serves as the general partner of Tivoli. Tivoli, PKLLC and Mr. Kenner are collectively referred to as the "Reporting Persons".

     The business address of the Reporting Persons is c/o Tivoli Partners, L.P., 42 East 81st Street, New York, NY 10028.

     (d-e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Mr. Kenner is a citizen of the United States of America. Tivoli is a Delaware limited partnership.
          PKLLC is a New York limited liability company.

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Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, Tivoli and PKLLC may be deemed to beneficially own 845,337 shares of the Issuer and Mr. Kenner may be deemed to beneficially own 1,008,947 shares.

     During the past 60 days 102,400 shares were purchased in open market transactions by the Reporting Persons in the aggregate for $399,125.

     The funds for the purchase of the shares held by Mr. Kenner have come from his personal funds. The funds for the purchase of the shares owned by Tivoli and deemed to be beneficially owned by PKLLC as the general partner of Tivoli and Mr. Kenner through his affiliation with Tivoli have come from Tivoli's working capital.

     No funds were borrowed to purchase any of the shares, other than with the use of margin account borrowing.

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Item 4. Purpose of Transaction.

The shares were acquired solely for investment purposes.

The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer as they deem appropriate.

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Item 5. Interest in Securities of the Issuer.

     As of the date hereof, Mr. Kenner may be deemed to be the beneficial owner of 1,008,947 shares, constituting 6.16% of the shares of the Issuer, based upon the 16,378,353 shares outstanding as of the date of this filing, according to the Issuer's Form 10-Q filed for the quarter ended March 31, 2003.

     As of the date hereof, Tivoli and PKLLC may be deemed to be the beneficial owner of 845,337 shares, constituting, 5.16% of the shares of the Issuer.

     Mr. Kenner has the sole power to vote or direct the vote of 163,610 shares and has the shared power to vote or direct the vote of 1,008,947 shares.

     Tivoli and PKLLC have shared power to dispose or direct the disposition of 845,337 shares.

     Tivoli, PKLLC and Mr. Kenner disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the shares during the past 60 days by the Reporting Persons are set forth in Schedule A.

     The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, the Reporting Persons reserve the right to discuss company business with management, make proposals to management and/or to take other actions to influence management of the Issuer as they deem appropriate.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

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Item 7. Material to be Filed as Exhibits.

     A description of the transactions in the shares that were effected by the Reporting Persons during the 60 days prior to July 7, 2003 is filed herewith as Exhibit A.
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

                                    SIGNATURE

                                          Tivoli Partners, L.P.*

                                          By: Peter Kenner, L.L.C.,
                                          its
                                          General Partner

                                          By: /s/ Peter Kenner
                                              ----------------------------------
                                              Peter Kenner


                                          Peter Kenner, L.L.C.*

                                          By: /s/ Peter Kenner
                                              ----------------------------------
                                              Peter Kenner


                                          Peter Kenner

                                          /s/ Peter Kenner*
                                          --------------------------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

* The Reporting Persons disclaim beneficial ownership of the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

     Transactions in shares by Tivoli Partners, L.P. and that may be deemed to be beneficially owned by Peter Kenner, L.L.C. and Peter Kenner

Date                           Price Per Share($)               Number of Shares

5/9/03                             3.33                             1,000
6/9/03                             3.45                             2,500
6/23/03                            3.46                             1,000
6/27/03                            3.87                             3,000
6/30/03                            3.99                            29,000
7/7/03                             4.55                            39,000

     Transactions in shares that are beneficially owned by Peter Kenner

Date                          Price Per Share($)               Number of Shares

5/21/03                            3.36                             3,500
5/22/03                            3.35                             4,400
5/23/03                            3.50                             2,000
5/27/03                            3.46                             3,500
5/28/03                            3.36                             4,000
5/29/03                            3.37                             7,000
6/2/03                             3.36                             2,500

01455.0001 #416545